Exhibit 5

DENISON MINES CORP.

Financial Statements

for the six months ending

June 30, 2013

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited—Expressed in thousands of U.S. dollars except for share amounts)

	At June 30 2013	At December 31 2012
		Restated (note 3)
ASSETS
Current
Cash and cash equivalents (note 5)	$31,441	$38,188
Trade and other receivables (note 6)	2,998	2,638
Inventories (note 7)	1,655	1,792
Prepaid expenses and other	417	683

	36,511	43,301
Non-Current
Inventories – ore in stockpiles (note 7)	2,084	2,062
Investments (note 8)	921	2,843
Restricted cash and investments (note 9)	2,360	2,254
Property, plant and equipment (note 10)	318,184	247,888
Intangibles (note 11)	1,548	2,008

Total assets	$361,608	$300,356

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,831	$6,628
Current portion of long-term liabilities:
Post-employment benefits (note 12)	380	402
Reclamation obligations (note 13)	803	848
Debt obligations (note 14)	91	125

	5,105	8,003
Non-Current
Post-employment benefits (note 12)	3,038	3,262
Reclamation obligations (note 13)	13,939	14,816
Debt obligations (note 14)	60	104
Other liabilities (note 15)	951	1,005
Deferred income tax liability	7,762	9,443

Total liabilities	30,855	36,633

EQUITY
Share capital (note 16)	1,069,708	979,124
Share purchase warrants (note 17)	804	—
Contributed surplus (note 18)	52,611	50,671
Deficit	(784,898)	(776,999)
Accumulated other comprehensive income (note 19)	(7,472)	10,927

Total equity	330,753	263,723

Total liabilities and equity	$361,608	$300,356

Issued and outstanding common shares (note 16)	461,428,932	388,805,915

Commitments and contingencies (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited—Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
		Restated (note 3)		Restated (note 3)
REVENUES (note 21)	$2,902	$2,431	$5,193	$6,035

EXPENSES
Operating expenses (note 20)	(2,515)	(3,098)	(5,011)	(6,891)
Mineral property exploration (note 21)	(2,502)	(4,396)	(7,211)	(7,416)
General and administrative (note 21)	(2,049)	(2,225)	(3,952)	(4,830)
Other income (expense) (note 20)	1,329	4,738	400	375

	(5,737)	(4,981)	(15,774)	(18,762)

Income (loss) before finance charges	(2,835)	(2,550)	(10,581)	(12,727)
Finance income (expense) (note 20)	(150)	(117)	(309)	(212)

Income (loss) before taxes	(2,985)	(2,667)	(10,890)	(12,939)
Income tax recovery (expense) (note 23)
Current	51	319	51	319
Deferred	504	649	2,940	1,405

Net income (loss) from continuing operations	(2,430)	(1,699)	(7,899)	(11,215)
Net income (loss) from discontinued operations, net of tax (note 4)	—	(50,361)	—	(92,836)

Net income (loss) for the period	$(2,430)	$(52,060)	$(7,899)	$(104,051)

Comprehensive income (loss) from continuing operations:
Unrealized gain (loss) on investments-net of tax	(10)	(82)	273	102
Foreign currency translation change	(12,971)	(7,030)	(18,672)	(2,049)
Comprehensive income (loss) from discontinued operations:
Unrealized gain (loss) on investments-net of tax	—	(50)	—	(46)
Foreign currency translation change	—	(5,221)	—	(5,251)

Comprehensive income (loss) for the period	$(15,411)	$(64,443)	$(26,298)	$(111,295)

Net income (loss) per share from continuing operations:
Basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Net income (loss) per share from discontinued operations:
Basic and diluted	$—	$(0.13)	$—	$(0.24)

Net income (loss) per share:
Basic and diluted	$(0.01)	$(0.14)	$(0.02)	$(0.27)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	435,997	384,661	415,063	384,661

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited—Expressed in thousands of U.S. dollars)

	Six Months Ended
	June 30	June 30
	2013	2012
		Restated (note 3)
Share capital
Balance–beginning of period	979,124	974,312
Shares issued-net of issue costs	13,571	—
Flow-through share premium	(332)	—
Shares issued on acquisition of JNR Resources (note 4)	10,956	—
Shares issued on acquisition of Fission Energy Corp (note 4)	66,259	—
Share options exercised-cash	18	—
Share options exercised-non cash	15	—
Share purchase warrants exercised-cash	57	—
Share purchase warrants exercised-non cash	40	—

Balance–end of period	1,069,708	974,312

Share purchase warrants
Balance–beginning of period	—	—
Warrants issued on acquisition of JNR Resources (note 4)	17	—
Warrants assumed on acquisition of Fission Energy Corp (note 4)	827	—
Warrants exercised	(40)	—

Balance–end of period	804	—

Contributed surplus
Balance–beginning of period	50,671	49,171
Stock-based compensation expense	503	1,150
Share options issued on acquisition of JNR Resources (note 4)	131	—
Share options issued on acquisition of Fission Energy Corp (note 4)	1,321	—
Share options exercised	(15)	—

Balance–end of period	52,611	50,321

Deficit
Balance-beginning of period-restated (note 3)	(776,999)	(579,640)
Non-cash distribution of assets (note 4)	—	(79,395)
Net loss	(7,899)	(104,051)

Balance-end of period	(784,898)	(763,086)

Accumulated other comprehensive income
Balance-beginning of period-restated (note 3)	10,927	11,167
Unrealized gain (loss) on investments	273	56
Foreign currency translation unrealized	(18,672)	(2,049)
Foreign currency translation realized	—	(5,251)

Balance–end of period	(7,472)	3,923

Total Equity
Balance–beginning of period	$263,723	$455,010

Balance–end of period	$330,753	$265,470

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited—Expressed in thousands of U.S. dollars)

	Six Months Ended
	June 30	June 30
CASH PROVIDED BY (USED IN):	2013	2012
		Restated (note 3)
OPERATING ACTIVITIES
Net loss for the period	$(7,899)	$(104,051)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	1,197	17,238
Impairment-mineral properties (note 4)	—	54,471
Impairment-plant and equipment (note 4)	—	43,473
Impairment-investments	18	—
Stock-based compensation	503	1,150
Losses (gains) on asset disposals	19	(56)
Losses (gains) on investments and restricted investments	1,544	68
Non-cash inventory adjustments	—	(34)
Deferred income tax expense (recovery)	(2,940)	(1,405)
Foreign exchange	(2,368)	(6,370)
Change in non-cash working capital items (note 20):	(3,601)	(278)

Net cash provided by (used in) operating activities (1)	(13,527)	4,206

INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired, JNR Resources (note 4)	(715)	—
Acquisition of assets, net of cash acquired, Fission Energy Corp (note 4)	(4,058)	—
Divestiture of a business, cash divested (note 4)	—	(552)
Decrease (increase) in notes receivable	298	19
Expenditures on property, plant and equipment	(949)	(10,759)
Proceeds on sale of property, plant and equipment	21	95
Decrease (increase) in restricted cash and investments	(245)	(814)

Net cash provided by (used in) investing activities (1)	(5,648)	(12,011)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(67)	77
Common shares issued for:
New share issues-net of issue costs	13,571	—
Share option exercises	18	—
Share purchase warrant exercises	57	—

Net cash provided by (used in) financing activities (1)	13,579	77

Increase (decrease) in cash and cash equivalents	(5,596)	(7,728)
Foreign exchange effect on cash and cash equivalents	(1,151)	223
Cash and cash equivalents, beginning of period	38,188	53,515

Cash and cash equivalents, end of period	$31,441	$46,010

(1)	See note 4 for that portion of cash flows attributable to discontinued operations.

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2013 and 2012

(Unaudited—Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada and varying ownership interests in a number of development and exploration projects located in Canada, Mongolia, Zambia and Namibia. Through its environmental services division, the Company provides mine decommissioning and decommissioned site monitoring services to third parties.

The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on August 8, 2013.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2012, except as described below.

Accounting Standards Adopted

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31 “Interests in Joint Ventures” and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 “Investments in Associates and Joint Ventures”.

The Company has reviewed its joint arrangements and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its existing joint arrangements. New interests in joint arrangements acquired or entered into during the current year have been accounted for in accordance with IFRS 11.

International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

The Company has not implemented any disclosure changes in these interim statements as a result of this standard. Additional disclosure will be required in the Company’s annual statements.

International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 establishes new guidance on fair value measurement and related disclosure requirements and clarifies that the measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.

The adoption of IFRS 13 by the Company did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments; however, the adoption of this standard has resulted in additional disclosure about the fair value of financial instruments that are measured on a recurring basis as reported in the interim consolidated financial statements (see note 24).

International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company reviewed its accounting policy for post-employment benefits and concluded that under IAS 19 it would no longer be able to amortize the experience gains associated with its post-employment benefits. In addition, the unamortized experience gain previously reported as a component of the post-employment benefit liability would need to be reclassified to accumulated other comprehensive income (“AOCI”), net of tax.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to reflect the unamortized experience gain portion of its post-employment liability as a component of AOCI. Any experience gain amortization amounts previously recorded within operating expenses in the statement of operations have been reversed.

The following table summarizes the effects of this change:

(in thousands)	As Previously Reported	Adjustment	As Restated
At December 31, 2011:
Statement of Financial Position:
Post-employment benefits	$3,891	$(206)	$3,685
Deficit-opening	(579,696)	56	(579,640)
Accumulated other comprehensive income
Unamortized experience gain, net of tax	—	150	150
At June 30, 2012:
Statement of Financial Position:
Post-employment benefits	$3,848	$(195)	$3,653
Deferred income tax liability	11,348	(3)	11,345
Deficit-opening	(579,696)	56	(579,640)
Deficit-net income (loss)	(104,043)	(8)	(104,051)
Accumulated other comprehensive income
Cumulative translation adjustment	4,036	—	4,036
Unamortized experience gain, net of tax	—	150	150
At December 31, 2012:
Statement of Financial Position:
Post-employment benefits	$3,852	$(188)	$3,664
Deferred income tax liability	9,449	(6)	9,443
Deficit-opening	(579,696)	56	(579,640)
Deficit-net income (loss)	(117,948)	(16)	(117,964)
Accumulated other comprehensive income
Cumulative translation adjustment	11,058	4	11,062
Unamortized experience gain, net of tax	—	150	150

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2014:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not evaluated the impact of adopting this standard.

International Accounting Standard 36, Impairment of Assets (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has not evaluated the impact of adopting this additional disclosure.

Comparative Numbers – Change in Classification due to Discontinued Operations

In fiscal 2012, the Company completed its transaction with Energy Fuels Inc. (“EFR”) to sell all of its mining assets and operations located in the United States (“U.S. Mining Division”) and, in conjunction with the sale, reorganize the Company’s capital (see note 4). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Company has reclassified its fiscal 2012 results in the statement of comprehensive income to include only the Company’s continuing operations in the line item detail of the statement and to disclose the results of its U.S. Mining Division, net of tax, as a single line item amount. Note disclosure relating to the statement of comprehensive income (loss) for fiscal 2012 has also been restated.

4.	ACQUISITIONS AND DIVESTITURES

Acquisition of Fission Energy Corp

On April 26, 2013, Denison completed an arrangement agreement (the “Fission Arrangement”) to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia (collectively, the “Assets”).

Under the terms of the Fission Arrangement, Fission shareholders received 0.355 of a common share of Denison, a nominal cash payment of CAD$0.0001 and one common share of a newly-formed publicly traded company, Fission Uranium Corp., for each Fission share held. All of the outstanding options of Fission were exchanged for options to purchase common shares of Denison with a number and exercise price determined by reference to the 0.355 exchange ratio and a volume adjusted market value factor. Share purchase warrants in Fission (“Fission Warrant”) that were outstanding on completion of the Fission Arrangement survived the transaction and may still be exercised in accordance with their terms, so that the holder of a Fission Warrant will receive the number of Denison shares, shares of Fission Uranium Corp and nominal cash consideration which the warrant holder would have received had the Fission Warrants been exercised immediately prior to the Fission Arrangement. The proceeds from the Fission Warrant exercise will be split between Denison and Fission Uranium Corp. and each company will be responsible for issuing its respective shares on the exercise of a Fission Warrant. Cash consideration was also advanced to Fission prior to closing (the “Fission Loan”) and included an amount of CAD$2,437,000 in respect of the expenditures incurred and paid by Fission between January 16, 2013 and April 25, 2013 on properties that were ultimately acquired by Denison.

For accounting purposes, Fission is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the Fission Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Fission Arrangement have been capitalized as part of the consideration amount. Denison is including the results of Fission as part of its Canadian and African mining segments for reporting purposes.

The following table summarizes the fair value of the Fission assets acquired and the liabilities assumed at the acquisition date of April 26, 2013:

Fission
(in thousands)	Fair Value
Cash and cash equivalents	$930
Trade and other receivables	82
Property, plant and equipment
Mineral properties – Canada	66,945
Mineral properties—Namibia	5,949

Total assets	73,906

Account payable and accrued liabilities	511

Net assets	$73,395

The total consideration relating to the Fission Arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 53,053,284 common shares issued by Denison	$66,259
Fair value of 1,500,854 common share purchase warrants assumed by Denison	827
Fair value of 1,985,035 common share options issued by Denison	1,321
Costs incurred by the Company pursuant to arrangement:
Fission Loan	3,321
Transaction costs	1,667

Fair value of total consideration	$73,395

The fair value of the common shares issued by Denison totaled $66,259,000. The fair value of the common shares was determined using Denison’s closing share price on April 26, 2013 of CAD$1.27 converted to USD$ using the April 26, 2013 foreign exchange rate of 0.9834.

The fair value of the common share purchase warrants assumed by Denison totaled $827,000 or $0.55 per warrant, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.98%, expected stock price volatility between 40.23% and 56.06%, expected life between 0.60 years and 1.70 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of Fission totaled $1,321,000 or $0.67 per option, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 0.98% and 1.12%, expected stock price volatility between 39.87% and 84.93%, expected life between 0.20 years and 4.70 years and expected dividend yield of nil%. As at April 26, 2013, all of the options issued by Denison to replace the Fission options are fully-vested.

Acquisition of JNR Resources Inc.

On January 31, 2013, Denison completed a plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR Resources Inc. (“JNR”). Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). No fractional shares were issued. All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio.

For accounting purposes, JNR Resources is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the JNR Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the JNR Arrangement have been capitalized as part of the consideration amount. Denison is including the results of JNR as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the JNR assets acquired and the liabilities assumed at the acquisition date of January 31, 2013:

JNR
(in thousands)	Fair Value
Cash and cash equivalents	$39
Trade and other receivables	50
Prepaid expenses and other	7
Investments	22
Property, plant and equipment
Plant and equipment	62
Mineral properties	13,012

Total assets	13,192

Account payable and accrued liabilities	767

Net assets	$12,425

The total consideration relating to the JNR Arrangement is summarized below:

(in thousands except for share amounts)
Fair value of 7,975,479 common shares issued by Denison	$10,956
Fair value of 272,290 common share purchase warrants issued by Denison	17
Fair value of 579,255 common share options issued by Denison	131
Fair value of JNR shares held by Denison prior to acquisition	567
Costs incurred by the Company pursuant to arrangement:
JNR loan	351
Transaction costs	403

Fair value of total consideration	$12,425

The fair value of the common shares issued by Denison totaled $10,956,000. The fair value of the common shares was determined using Denison’s closing share price on January 31, 2013 of CAD$1.37 converted to USD$ using the January 31, 2013 foreign exchange rate of 1.0027.

The fair value of the common share purchase warrants issued by Denison to replace those of JNR totaled $17,000 or $0.0615 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.16%, expected stock price volatility of 47.58%, expected life of 0.75 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of JNR totaled $131,000 or $0.2262 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 1.16% and 1.42%, expected stock price volatility between 58.00% and 62.15%, expected life between 0.04 years and 3.70 years and expected dividend yield of nil%. As at January 31, 2013, all of the options issued to replace the JNR options are fully-vested.

Discontinued Operation—U.S. Mining Division Transaction and Denison Capital Reorganization

On June 29, 2012, the Company completed its transaction with EFR to sell all of its mining assets and operations located in the United States (the “U.S. Mining Division”) in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the sale transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital

During the interim reporting periods prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount on the sale date was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822. The fair value of the EFR share consideration, $79,395,000 has been accounted for as a non-cash distribution of assets to shareholders and has been recorded as a component of Deficit in the statement of financial position.

In performing the impairment tests, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than the carrying value. As a result, the Company recognized cumulative impairment losses of $97,944,000 in the six months ended June 30, 2012 which were allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S. Mining Division’s results. The cumulative impairment loss amount was recognized as follows: $44,079,000 in the three months ended March 31, 2012 and $53,865,000 in the three months ended June 30, 2012.

As a result of the transaction, the Company presented the results of the U.S. Mining Division as discontinued operations and, in accordance with IFRS 5, revised its statement of comprehensive income (loss) to reflect this change in presentation. The condensed consolidated statements of financial position and the condensed consolidated statement of cash flows have not been revised. A summary of the impact of the discontinued operations on the condensed consolidated statement of cash flows is presented below.

The statement of income (loss) for discontinued operations for the three months and six months ended June 30, 2012 is as follows:

	Three Months	Six Months
	Ended	Ended
	June 30	June 30
(in thousands)	2012	2012
Revenues
Mineral concentrates	14,716	37,419
Services and other	223	275

	$14,939	$37,694

Expenses
Operating expenses	(12,136)	(31,300)
Mineral property exploration	(455)	(470)
General and administrative	(4,176)	(6,093)
Impairment-mineral properties	(30,604)	(54,471)
Impairment-plant and equipment	(23,261)	(43,473)
Other income (expense)	5,277	5,165

	(65,355)	(130,642)

Income (loss) before finance charges	(50,416)	(92,948)
Finance income (expense)	57	114

Income (loss) before taxes	(50,359)	(92,834)
Income tax recovery (expense)
Current	(2)	(2)

Net income (loss) for the period	$(50,361)	$(92,836)

Cash flows for discontinued operations for the six months ended June 30, 2012 is as follows:

Six Months
Ended
June 30
(in thousands)	2012
Cash inflow (outflow):
Operating activities	10,820
Investing activities	(9,489)
Financing activities	—

Net cash inflow (outflow) for the period	$1,331

5.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Cash	$3,773	$4,614
Cash equivalents	27,668	33,574

	$31,441	$38,188

6.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Trade receivables – other	$2,109	$1,684
Receivables in joint ownership arrangements	112	186
Sales tax receivables	507	322
Sundry receivables	270	144
Notes and lease receivables	—	302

	$2,998	$2,638

7.	INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Uranium concentrates and work-in-progress	$4	$4
Inventory of ore in stockpiles	2,084	2,203
Mine and mill supplies	1,651	1,647

	$3,739	$3,854

Inventories—by duration:
Current	$1,655	$1,792
Long-term – ore in stockpiles	2,084	2,062

	$3,739	$3,854

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

8.	INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Investments:
Available for sale securities at fair value	$921	$2,843

	$921	$2,843

At June 30, 2013, investments consist of equity instruments in publicly-traded companies. An amount of $567,000 was transferred out of available for sale investments during the six months ended June 30, 2013 as part of the JNR acquisition (see note 4).

9.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Cash	$90	$42
Cash equivalents	56	2,212
Investments	2,214	—

	$2,360	$2,254

Restricted cash and investments – by item:
Elliot Lake reclamation trust fund	$2,360	$2,254

	$2,360	$2,254

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. During the six months ended June 30, 2013, the Company deposited an additional $702,000 (CAD$708,000) into the Elliot Lake Reclamation Trust Fund and withdrew $469,000 (CAD$480,000).

10.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Plant and equipment:
Cost	$86,693	$91,467
Construction-in-progress	7,516	7,880
Accumulated depreciation	(11,756)	(12,143)

Net book value	$82,453	$87,204

Mineral properties:
Cost	$235,949	$160,915
Accumulated amortization	(218)	(231)

Net book value	$235,731	$160,684

Net book value	$318,184	$247,888

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value
Plant and equipment:
Balance – December 31, 2012	$99,347	$(12,143)	$87,204
Additions	348	—	348
Amortization	—	(18)	(18)
Depreciation	—	(398)	(398)
Disposals	(188)	148	(40)
Asset acquisition – JNR (note 4)	62	—	62
Foreign exchange	(5,360)	655	(4,705)

Balance – June 30, 2013	$94,209	$(11,756)	$82,453

Mineral properties:
Balance – December 31, 2012	$160,915	$(231)	$160,684
Additions	669	—	669
Asset acquisition – JNR (note 4)	13,012	—	13,012
Asset acquisition – Fission (note 4)	72,894	—	72,894
Foreign exchange	(11,541)	13	(11,528)

Balance – June 30, 2013	$235,949	$(218)	$235,731

Plant and Equipment-Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. Commissioning of the mill circuits has begun in anticipation of the start of processing of Cigar Lake ore in 2013. A toll milling agreement has been signed with the participants in the Cigar Lake Joint Venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of mill feed from future toll milling.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia, Zambia and Namibia which are held directly or through option or joint venture agreements.

Canada

The Company’s mineral property interests in Canada with significant carrying values and their location are:

•	McClean Lake (Saskatchewan) – the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);

•	Midwest (Saskatchewan) – the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);

•	Wheeler River (Saskatchewan) – the Company has a 60% interest in the project (includes the Phoenix A and B deposits);

•

Waterbury Lake (Saskatchewan) – the Company has a 60% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own; and

•	Wolly (Saskatchewan) – the Company has a 22.5% interest in the project.

On January 31, 2013, Denison completed the acquisition JNR and acquired additional mineral property interests in Canada with a fair value of $13,022,000 (see note 4). As a result of the JNR Arrangement, Denison increased its interest in five projects it was already participating in to 100% (which includes Moore Lake) and it acquired interests in nine additional properties.

On April 26, 2013, Denison completed the acquisition of Fission and acquired additional mineral property interests in Canada with a fair value of $66,945,000 (see note 4). As a result of the Fission Arrangement, Denison increased its interest in one project (Johnston Lake) that it was already participating in to 100% and it acquired interests in 27 additional properties.

Mongolia

The Company currently has an 85% interest in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (includes the Hairhan and Haraat deposits). The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

The Company and Mon-Atom are progressing with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. The anticipated timing of the completion of the restructuring is uncertain at this time.

Zambia

The Company has a 100% interest in the Mutanga project (includes the Mutanga and Dibwe deposits) located in Zambia.

Namibia

On April 26, 2013, Denison completed the acquisition of Fission and acquired additional mineral property interests in two projects in Namibia with a fair value of $5,949,000 (see note 4). The most significant of these acquired projects is the Dome project.

The Company currently has an approximate 71% interest in the Dome project and is a party to an earn-in agreement with Rio Tinto Mining and Exploration (“Rio”) that was entered into prior to the Company acquiring control of the project. Under the earn-in agreement, Rio can earn an interest in the Dome project as follows: a) 49% of Denison’s interest in the project by incurring exploration expenditures of $5,000,000 by September 2016 (the “First Stage Earn-In”); b) an additional 15% of Denison’s interest in the project by spending an additional $5,000,000 within two years of completing the First Stage Earn-In (the “Second Stage Earn-In”); and c) an additional 11% of Denison’s interest in the project by funding a bankable feasibility study within five years of completing the Second Stage Earn-In;

11.	INTANGIBLES

The intangibles balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Cost	$7,036	$7,438
Accumulated amortization	(5,488)	(5,430)

Net book value	$1,548	$2,008

Net book value-by item:
UPC management services agreement	1,548	2,008

Net book value	$1,548	$2,008

The intangibles continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value
Balance – December 31, 2012	$7,438	$(5,430)	$2,008
Amortization	—	(365)	(365)
Foreign exchange	(402)	307	(95)

Balance – June 30, 2013	$7,036	$(5,488)	$1,548

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its estimated useful life (see note 22).

12.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter.

The post-employment benefits balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
		Restated (note 3)
Accrued benefit obligation	$3,418	$3,664

	$3,418	$3,664

Post-employment benefits liability-by duration:
Current	$380	$402
Non-current	3,038	3,262

	$3,418	$3,664

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance – December 31, 2012	$3,664
Benefits paid	(113)
Interest cost	63
Foreign exchange	(196)

Balance – June 30, 2013	$3,418

13.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Reclamation liability – by location:
Elliot Lake	$11,838	$12,673
McClean and Midwest Joint Ventures	2,904	2,991

	$14,742	$15,664

Reclamation and remediation liability – by duration:
Current	803	848
Non-current	13,939	14,816

	$14,742	$15,664

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance – December 31, 2012	$15,664
Accretion	403
Expenditures incurred	(482)
Foreign exchange	(843)

Balance – June 30, 2013	$14,742

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.26%. The undiscounted amount of estimated future reclamation costs at December 31, 2012 is $27,967,000 (CAD$27,825,000).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.26%. The undiscounted amount of estimated future reclamation costs at December 31, 2012 is $9,496,000 (CAD$9,448,000). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at June 30, 2013, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

14.	DEBT OBLIGATIONS

The debt obligations balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Notes payable and other financing	$151	$229

	$151	$229

Debt obligations, by duration:
Current	91	125
Non-current	60	104

	$151	$229

Revolving Line of Credit

The Company currently has a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $15,000,000. The maturity date of the facility, originally June 28, 2013, has been extended to January 31, 2014.

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012; and (ii) 50% of positive net income in each fiscal quarter from and including March 31, 2012.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to a standby fee of 1%.

At June 30, 2013, the Company has no outstanding borrowings under the facility (December 31, 2012—$nil) and it is in compliance with its facility covenants. At June 30, 2013, approximately $9,221,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2012—$9,748,000). During the six months ended June 30, 2013, the Company did not incur any interest under the facility.

15.	OTHER LIABILITIES

The other liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
Unamortized fair value of toll milling contracts	$951	$1,005

	$951	$1,005

Other long-term liabilities—by duration:
Non-current	951	1,005

	$951	$1,005

16.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares
Balance at December 31, 2012	388,805,915	$979,124

Issued for cash:
New issue gross proceeds	11,500,000	14,382
New issue gross issue costs	—	(811)
Share options exercised	23,254	18
Share purchase warrants exercised	71,000	57
Acquisition of JNR Resources Inc.	7,975,479	10,956
Acquisition of Fission Energy Corp	53,053,284	66,259
Share options exercised – fair value adjustment	—	15
Share purchase warrants exercised – fair value adjustment	—	40
Flow-through share premium liability	—	(332)

	72,623,017	90,584

Balance at June 30, 2013	461,428,932	$1,069,708

New Issues

In May 2013, the Company completed a private placement of 11,500,000 flow-through common shares at a price of CAD$1.30 per share for gross proceeds of $14,382,000 (CAD$14,950,000). The income tax benefits of this issue will be renounced to subscribers on or before February 2014.

Acquisition Related Issues

In January 2013, the Company issued 7,975,479 shares at a value of $10,956,000 (CAD$10,926,000) as part of the acquisition of JNR (see note 4).

In April 2013, the Company issued 53,053,284 shares at a value of $66,259,000 (CAD$67,378,000) as part of the acquisition of Fission (see note 4).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2013, the Company estimates that it has spent CAD$6,144,000 of its CAD$7,005,000 October 2012 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2013. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see note 23).

As at June 30, 2013, the Company has not yet spent any monies against its CAD$ 14,950,000 May 2013 flow-through share obligation.

As part of the Fission Arrangement, the Company has assumed the flow-through share obligation of Fission related to its CAD$6,000,000 December 2012 flow-through share issue, the majority of which was spent prior to the transaction closing date of April 26, 2013. As at June 30, 2013, the Company estimates that CAD$4,529,000 has been spent relating to this obligation.

17.	WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD$)	Issuable	Amount
Balance outstanding at December 31, 2012	$—	—	$—
Warrants issued on acquisition of JNR (note 4)	2.05	272,290	17
Warrants assumed on acquisition of Fission (note 4)	0.84	1,500,854	827
Warrants exercised	0.84	(71,000)	(40)

Balance outstanding at June 30, 2013	$1.03	1,702,144	804

Balance of common shares issuable by warrant series:
JNR May 2012 series (1)	$2.05	272,290	17
Fission November 2011 series (2)	1.09	71,959	17
Fission December 2012 series (3)	0.77	213,020	128
Fission January 2013 series (4)	0.84	1,144,875	642

Balance outstanding at June 30, 2013	$1.03	1,702,144	$804

(1)	The JNR May 2012 series has an effective exercise price of CAD$2.05 per issuable share and expires on November 1, 2013;
(2)	The Fission November 2011 series has an effective exercise price of CAD$1.09 per issuable share and expires on November 17, 2013;
(3)	The Fission December 2012 series has an effective exercise price of CAD$0.77 per issuable share and expires on December 21, 2014; and
(4)	The Fission January 2013 series has an effective exercise price of CAD$0.84 per issuable share and expires on January 15, 2015.

18.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at June 30, 2013, an aggregate of 14,315,380 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)
Stock options outstanding—beginning of period	7,013,765	$2.47
Issued on acquisition of JNR Resources (note 4)	579,255	5.70
Issued on acquisition of Fission (note 4)	1,985,035	1.01
Granted	1,320,000	1.30
Exercised (1)	(23,254)	0.80
Forfeitures	(307,000)	2.07
Expiries	(303,939)	10.71

Stock options outstanding—end of period	10,263,862	$1.99

Stock options exercisable—end of period	8,279,662	$2.15

(1)	The weighted average share price at the date of exercise was CAD$1.28.

A summary of the Company’s stock options outstanding at June 30, 2013 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)
Stock options outstanding
$ 0.38 to $ 2.49	2.46	8,277,236	$1.56
$ 2.50 to $ 4.99	1.93	1,402,287	3.27
$ 5.00 to $ 5.67	1.96	584,339	5.07

Stock options outstanding— end of period	2.36	10,263,862	$1.99

Options outstanding at June 30, 2013 expire between July 2013 and March 2018.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted (excluding those granted pursuant to the JNR and Fission acquisitions – refer to note 4):

	Six Months Ended
	June 30, 2013
Risk-free interest rate		1.29%
Expected stock price volatility		60.2%
Expected life		3.6 years
Estimated forfeiture rate		4.7%
Expected dividend yield		—
Fair value per share under options granted	CAD$	0.58

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $193,000 and $503,000 for the three and six months ended June 30, 2013 and $529,000 and $1,150,000 for the three months and six months ended June 30, 2012. At June 30, 2013, the Company had an additional $734,000 in stock-based compensation expense to be recognized periodically to March 2015.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At June 30	At December 31
(in thousands)	2013	2012
		Restated (note 3)
Cumulative foreign currency translation	$(7,610)	$11,062
Unamortized experience gain – post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	(12)	(285)
Tax effect	—	—

	$(7,472)	$10,927

20.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(578)	$(1,400)	$(1,183)	$(2,367)
Milling, conversion expense	(13)	(18)	(43)	(35)
Less absorption:
-Stockpiles, mineral properties	353	611	669	1,054
Cost of services	(2,268)	(2,283)	(4,436)	(5,527)

Cost of goods and services sold	(2,506)	(3,090)	(4,993)	(6,875)
Reclamation asset amortization	(9)	(8)	(18)	(16)

Operating expenses	$(2,515)	$(3,098)	$(5,011)	$(6,891)

The components of other income (expense) from continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Gains (losses) on:
Foreign exchange	$2,448	$4,715	$2,368	$1,120
Disposal of property, plant and equipment	(27)	58	(19)	58
Investment impairments	—	—	(18)	—
Investment fair value through profit (loss)	(847)	—	(1,544)	—
Restructuring of GSJV (1)	—	—	—	(742)
Other	(245)	(35)	(387)	(61)

Other income (expense)	$1,329	$4,738	$400	$375

(1)	In March 2012, Denison acquired an additional 15% interest in the GSJV, from a prior participant, for cash consideration of $742,000 and the release of the prior participant’s share of unfunded GSJV obligations. This payment has been expensed in the statement of operations as Denison expects to transfer this additional interest to Mon-Atom as part of a restructuring plan associated with its Mongolian interests (see note 10).

The components of finance income (expense) from continuing operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Interest income	$82	$114	$159	$250
Interest expense	(1)	(1)	(2)	(1)
Accretion expense-reclamation obligations	(200)	(197)	(403)	(395)
Accretion expense-post-employment benefits	(31)	(33)	(63)	(66)

Finance income (expense)	$(150)	$(117)	$(309)	$(212)

A summary of depreciation expense recognized in the statement of income (loss) for continuing operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Operating expenses:
Mining, other development expense	$(67)	$(80)	$(142)	$(158)
Milling, conversion expense	(3)	(9)	(8)	(19)
Cost of services	(64)	(77)	(133)	(172)
Mineral property exploration	(37)	(22)	(75)	(43)
General and administrative	(20)	(21)	(40)	(42)

Depreciation expense—gross	$(191)	$(209)	$(398)	$(434)

A summary of employee benefits expense recognized in the statement of income (loss) for continuing operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Salaries and short-term employee benefits	$(2,175)	$(2,310)	$(4,860)	$(5,181)
Share-based compensation	(193)	(343)	(503)	(761)
Termination benefits	(20)	—	(163)	—

Employee benefits expense	$(2,388)	$(2,653)	$(5,526)	$(5,942)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended
	June 30	June 30
(in thousands)	2013	2012
Change in non-cash working capital items:
Trade and other receivables	$(699)	$8,972
Inventories	(95)	(13,979)
Prepaid expenses and other assets	223	1,646
Accounts payable and accrued liabilities	(2,435)	3,236
Post-employment benefits	(113)	(93)
Reclamation obligations	(482)	(317)
Deferred revenue	—	257

Change in non-cash working capital items	$(3,601)	$(278)

21.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2013, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	5,193	5,193

Expenses:
Operating expenses	(494)	—	(81)	(4,436)	(5,011)
Mineral property exploration	(6,479)	(397)	(335)	—	(7,211)
General and administrative	(5)	(403)	(470)	(3,074)	(3,952)

	(6,978)	(800)	(886)	(7,510)	(16,174)

Segment income (loss)	(6,978)	(800)	(886)	(2,317)	(10,981)

Revenues – supplemental:
Environmental services	—	—	—	4,353	4,353
Management fees and commissions	—	—	—	840	840

	—	—	—	5,193	5,193

Capital additions:
Property, plant and equipment	327	74	548	68	1,017

Long-lived assets:
Plant and equipment
Cost	88,365	570	1,132	4,142	94,209
Accumulated depreciation	(8,783)	(399)	(709)	(1,865)	(11,756)
Mineral properties	147,167	8,061	80,503	—	235,731
Intangibles	—	—	—	1,548	1,548

	226,749	8,232	80,926	3,825	319,732

For the three months ended June 30, 2013, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	2,902	2,902

Expenses:
Operating expenses	(211)	—	(36)	(2,268)	(2,515)
Mineral property exploration	(2,306)	(56)	(140)	—	(2,502)
General and administrative	(5)	(174)	(198)	(1,672)	(2,049)

	(2,522)	(230)	(374)	(3,940)	(7,066)

Segment income (loss)	(2,522)	(230)	(374)	(1,038)	(4,164)

Revenues – supplemental:
Environmental services	—	—	—	2,446	2,446
Management fees and commissions	—	—	—	456	456

	—	—	—	2,902	2,902

For the six months ended June 30, 2012, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues	—	—	—	6,035	6,035

Expenses:
Operating expenses	(1,306)	—	(58)	(5,527)	(6,891)
Mineral property exploration	(3,818)	(2,822)	(776)	—	(7,416)
General and administrative	—	(381)	(514)	(3,935)	(4,830)

	(5,124)	(3,203)	(1,348)	(9,462)	(19,137)

Segment income (loss)	(5,124)	(3,203)	(1,348)	(3,427)	(13,102)

Revenues – supplemental:
Environmental services	—	—	—	5,165	5,165
Management fees and commissions	—	—	—	870	870

	—	—	—	6,035	6,035

Capital additions (1):
Property, plant and equipment	307	172	973	182	1,634

(1)	In June 2012, the Company sold the U.S. Mining Division (see note 4). The segmented statement of operations has been restated to reflect this disposition. The capital additions amount reported above excludes $10,540,000 of capital additions attributable to the former U.S. mining segment.

For the three months ended June 30, 2012, business segment results were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations (1):
Revenues	—	—	—	2,431	2,431

Expenses:
Operating expenses	(770)	—	(43)	(2,285)	(3,098)
Mineral property exploration	(1,223)	(2,516)	(657)	—	(4,396)
General and administrative	—	(239)	(253)	(1,733)	(2,225)

	(1,993)	(2,755)	(953)	(4,018)	(9,719)

Segment income (loss)	(1,993)	(2,755)	(953)	(1,587)	(7,288)

Revenues – supplemental:
Environmental services	—	—	—	1,996	1,996
Management fees and commissions	—	—	—	435	435

	—	—	—	2,431	2,431

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its uranium concentrates and other services to a relatively small number of customers. During the six months ended June 30, 2013, five customers from the services and other segment accounted for approximately 96% of total revenues consisting of 48%, 16%, 11%, 11% and 10% individually. During the six months ended June 30, 2012, three customers from the services and other segment accounted for approximately 90% of total revenues consisting of 39%, 37% and 14% individually.

22.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Revenue:
Management fees	$456	$435	$840	$870

	$456	$435	$840	$870

At June 30, 2013, accounts receivable includes $192,000 (December 31, 2012: $143,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the U.S. Mining Division transaction – see note 4) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at June 30, 2013, KEPCO’s holds 58,284,000 shares of Denison representing a share interest of approximately 12.6%.

Other

During the six months ended June 30, 2013, the Company has incurred management and administrative service fees and other expenses of $45,000 with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At June 30, 2013, an amount of $nil (December 31, 2012: $nil) is due to this company.

During the six months ended June 30, 2013, the Company has incurred legal fees of $745,000 from a law firm of which a director of the Company is a partner. At June 30, 2013, an amount of $ 92,000 (December 31, 2012: $285,000) is due to this legal firm.

During the six months ended June 30, 2013, the Company has incurred fees of $16,000 for air chartered services from a company owned by the Chairman of the Company. At June 30, 2013, an amount of $nil (December 31, 2013: $nil) is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2013	2012	2013	2012
Salaries and short-term employee benefits	$332	$329	$843	$775
Share-based compensation	127	221	309	525

Key management personnel compensation	$459	$550	$1,152	$1,300

23.	INCOME TAXES

For the six months ended June 30, 2013, Denison has recognized deferred tax recoveries of $2,940,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,834,000 and deferred tax expense of $107,000 associated with the February 2013 renunciation of the tax benefits associated with the Company’s CAD$7,005,000 flow-through share issue in October 2012.

24.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof are provided in note 26 to the 2012 audited consolidated financial statements. There have been no significant changes in the related financial risks that affect the fair value of the Company’s financial assets and financial liabilities since December 31, 2012.

The following table provides information about financial assets and liabilities measured at fair value in the Company’s statement of financial position and categorized by level according to the significance of the inputs used in making the measurements as at June 30, 2013:

	Financial	Fair	June 30, 2013
	Instrument	Value	Fair	Carrying
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets measured at fair value on a recurring basis:
Investments
Equity instruments	Category A	Level 1	$896	$896
Equity instruments	Category B	Level 1	25	25

			$921	$921

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments.

The fair value of financial instruments which trade in active markets is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.

25.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.